EXHIBIT 99.45

                                 PRESS RELEASE


                  BANRO MEETS WITH TRANSITIONAL DRC GOVERNMENT


Toronto, Canada - August 7, 2003 -Banro Corporation (TSX-V Symbol "YBE") is pleased to report on the progress of the Transitional Government in the Democratic Republic of the Congo (the "DRC"). Since its inauguration on June 30, 2003, the power sharing agreement has succeeded in swearing in four Vice Presidents, thirty five Ministers and twenty five Vice-Ministers. All ministerial portfolios have been divided among the participants to the peace process. The Transitional Government will remain in place until elections are held within 30 months, resulting in the first democratic vote since independence from Belgium in 1960.

In July 2003, Management met with a number of senior DRC Government officials, all of whom offered their support for the early resumption of Banro's exploration activities in the South Kivu and Maniema Provinces of eastern Congo.

In moving forward, Company representatives, along with DRC officials are expected to visit all four of the Company's gold properties of Twangiza, Kamituga, Lugushwa and Namoya within the next 4-6 weeks.

For further information contact:

Arnold T, Kondrat

Executive Vice President

Tel (416) 366-2221


Banro Corporation is a gold exploration company focused on the development of the Twangiza-Namoya trend in the South Kivu and Maniema provinces of the Democratic Republic of the Congo


The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Press Release